Exhibit 3(ii)

“Article II – Stockholders” of the Company’s Bylaws has been amended to include Section 10 as follows:

“10.  ACTION BY CONSENT. Any action required or permitted by law or by the Articles of Incorporation to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote, if a written consent, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing thereto.”